11-00383

Form G-FIN



09040009

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities
To Be Filed by a Financial Institution Under Section 15C(a)(1)(B)
of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☒ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☒ Amendment

```
SECURITIES AND EXCHANGE COMMISSION
          RECEIVED
         MAR 1 6 2009
    BRANCH OF REGISTRATIONS
              AND
   02     EXAMINATIONS
```

4. A. Full name of the financial institution:

   Bank of the West

B. Address of principal office of financial institution:

   180 Montgomery Street, San Francisco, CA 94104

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   1450 Treat Blvd., Walnut Creek, CA 94596

D. Mailing address if different from (B) or (C):
   Same as above4(c)

E. Name, title and telephone number of contact person with respect to this notice:

   Amy Chan   Perm& Control   925-942-8409
   _____   _____   _____
   Name   Title   Telephone

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

Trust and Financial Services Division	Capital Markets	Secondary Marketing
50 West San Fernando St.	300 S. Grand Ave	10181 Truckee-Tahoe Airport
San Jose, CA 95113	Los Angeles, CA 90071	Truckee, CA 96160
* Safekeeping *	* Capital Markets *	* Secondary Marketing *

   Disaster Location - 1977 Saturn Street, Monterey Park, CA 91754
   Disaster LOcation - One Front St., 23rd Fl., SF, CA 94111

FR G-FIN
OMB No. 7100-0224
Approval expires April 30, 2010

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name   ** SEE ATTACH DOCUMENT **

Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes   B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

Tani		Girton	Treasurer
First	Middle	Last	Title

Date: 2-24-09

Manual Signature

G-FIN (attachment)

Full Name

Last	First	Middle	Title
Girton	Tani	R.	Treasurer
McMullen	Kenneth	C.	Assistant Treasurer
Stead	Michael	J.	Director of Capital Markets
Abella	Francis	L.	Capital Market Invest. Sales Mgr.
Crow	Gary	L.	Investment Officer
Mallonee	Donal	C.	Treasury Officer
Sway	David	A.	Assistant Portfolio Manager
Goodeill	William	M.	Treasury Operations Manager
Nicolau	Miguel	A.	Treasury Operations Manager
Oh	Noeline	T.	Treasury Operations Supervisor
Banderas	Claudia	M.	Treasury Operations Supervisor
Moffat	Christopher	A.	FX Operations Manager